UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2010

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant’s name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of the press release of Paragon Shipping Inc. (the “Company”) dated June 30, 2010: Paragon Shipping Inc. Reports the Sale of One Kamsarmax Newbuilding Contract and the Purchase of Two 3,400 TEU Container Vessels.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-164370) that was declared effective on February 5, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: June 30, 2010	By:	/s/ Christopher J. Thomas
	Name:	Christopher J. Thomas
	Title:	Chief Financial Officer

Exhibit 99.1

PARAGON SHIPPING INC. REPORTS THE SALE OF ONE KAMSARMAX NEWBUILDING CONTRACT AND THE PURCHASE OF TWO 3,400 TEU CONTAINER VESSELS

ATHENS, Greece, June 30, 2010 - Paragon Shipping Inc. (NYSE: PRGN), or the Company, a global shipping transportation company, announced today that it has sold one of its newbuilding Kamsarmax contracts and has also entered into agreements to acquire two 3,400 TEU newly built containerships from their builder Howardtwerke-Deutsche Werft, GmbH, Germany at a price of Euro 40 million per vessel (or approximately $49 million based on today’s exchange rate). The container vessels are scheduled to be delivered to Paragon between July and August, 2010.

Commenting on the events, Michael Bodouroglou, Chairman and Chief Executive Officer of Paragon Shipping, stated, “We have taken advantage of favourable conditions in the sale and purchase markets to sell one of our Kamsarmax newbuilding contracts and also to acquire two 3,400 TEU newbuild container vessels with prompt delivery within July and August 2010. We were able to sell the Kamsarmax contract at a one time cash profit to the Company and we believe the acquisition of the container vessels were made at attractive prices at an advantageous point in the container cycle.”

Mr. Bodouroglou concluded, “We believe the diversification into the container market at this point of time will strengthen the Company’s prospects and its ability to enhance shareholder value.  It is our view that the container market is currently at the early stages of its rebound with asset prices at attractive levels enabling us to maximize investment returns over time as freight rates recover. We are seeking employment for these vessels and we shall continue to focus on fixed rate period charter employment, a strategy that has been profitable for Paragon and its shareholders. The sale of the Kamsarmax contract will partially reduce our capital expenditure requirements while producing a cash profit to the Company. Upon completion of these acquisitions and our newbuilding programme Paragon will have a fleet of 21 vessels operating in five segments of the drybulk market and the container sector. We intend to continue seeking accretive acquisitions in the container and drybulk sectors. Aiming to maximize shareholder value, we will explore all options for our drybulk and container fleet.”

About Paragon Shipping Inc.

Paragon Shipping Inc. is an Athens, Greece-based international shipping company specializing in the transportation of drybulk cargoes. The Company’s current fleet consists of eleven vessels with a total carrying capacity of 719,483 dwt and expects to take delivery of the 75,151 dwt panamax bulkcarrier “Dream Seas” within July, 2010. The Company has agreed to acquire three Kamsarmax newbuildings with expected delivery in 2012, four handysize newbuildings to be delivered in 2011 and 2012 and two 3,400 TEU containerships with delivery expected in July and August, 2010, respectively.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for drybulk and containership shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts:	Investor Relations / Media
Christopher Thomas Chief Financial Officer Paragon Shipping Inc. 15 Karamanli Ave. GR 166 73 Voula, Greece Tel: +30 (210) 8914 600	Capital Link, Inc. Paul Lampoutis 230 Park Avenue Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: paragon@capitallink.com